EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Clarient, Inc.:

We consent to the use of our report dated March 27, 2007 with respect to the consolidated balance sheets of Clarient, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and the related financial statement schedule, incorporated herein by reference.

Our report refers to the Company’s adoption of the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

KPMG LLP

Costa Mesa, California
July 19, 2007